UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Robinhood Markets, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

770700102
(CUSIP Number)

Ryne Miller
60 Broad Street, Suite 2501
New York, NY 10004
(405) 517-7570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 770700102	SCHEDULE 13D	Page 2 of 7 pages
1	NAMES OF REPORTING PERSONS
Emergent Fidelity Technologies Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Antigua and Barbuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,273,469

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,273,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,273,469

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

CUSIP No.: 770700102	SCHEDULE 13D	Page 3 of 7 pages
1	NAMES OF REPORTING PERSONS
Samuel Benjamin Bankman-Fried

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
56,273,469

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
56,273,469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,273,469

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, $0.00001 par value per share (the “Shares”), of Robinhood Markets, Inc., a Delaware corporation (the “Issuer”).   The address of the principal executive offices of the Issuer is 85 Willow Road, Menlo Park, California 94025, U.S.A.

Item 2.	Identity and Background

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  Emergent Fidelity Technologies Ltd. a company incorporated under the laws of Antigua and Barbuda (“Emergent”), and Samuel Benjamin Bankman-Fried, a United States citizen. This Statement relates to the Shares held by Emergent.

The principal business address of Emergent is Unit 3B Bryson’s Commercial Complex, Friars Hill Road, St. Johns, Antigua.  The principal business of Emergent is the making of investments in securities and other assets. Mr. Bankman-Fried is the sole director and majority owner of Emergent. The principal business addresses of Mr. Bankman-Fried are 27 Veridian Corporate Center, Western Road, New Providence, Nassau, Bahamas and 167 N Green St, Floor 11 Suite 2, Chicago IL 60607.  Mr. Bankman-Fried is the co-founder and Chief Executive Officer of each of FTX Trading Ltd. and West Realm Shires Services Inc. d/b/a FTX US.  The agreement between the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4, 5 and 6 of this Statement are incorporated herein by reference.

The Shares reported herein were purchased by Emergent using working capital. The total purchase price for the Shares reported herein was $648,293,886.33. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The responses to Items 3, 5 and 6 of this Statement are incorporated herein by reference.

The Reporting Persons acquired the Shares in the belief that the Shares represent an attractive investment. The Reporting Persons intend to hold the Shares as an investment, and do not currently have any intention of taking any action toward changing or influencing the control of the Issuer, participating in any transaction having that purpose or effect or taking any action listed in Item 4 of Schedule 13D. The Reporting Persons review their investments on an ongoing basis, including their investment in the Issuer. As a result of that review, and depending on many factors, the Reporting Persons may from time to time engage in discussions as a stockholder with representatives of the Issuer, other stockholders of the Issuer or third parties regarding the performance of the Issuer and its business and investment returns. Additionally, although the Reporting Persons currently have no  intention to do so, in the future, and based on circumstances as they may develop, the Reporting Persons might determine to take other actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: reviewing options for enhancing stockholder value through, among other things, various strategic alternatives or operational or management initiatives; acquiring additional Shares and/or other securities of the Issuer or securities that are based upon or relate to the value of the Shares or otherwise relate to the Issuer (collectively, “Securities”), or disposing of, hedging or otherwise transacting in Securities; and proposing or considering, or changing their intention with respect to, one or more of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) Each of Emergent and Mr. Bankman-Fried may be deemed the beneficial owner of all of the Shares reported herein, which represent approximately 7.6% of the Issuer’s outstanding Shares. The percentage in the immediately preceding sentence is calculated based on a total of 743,881,607 Shares issued and outstanding as of April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2022.

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) In addition to the Reporting Persons, members of Emergent may have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares reported herein in accordance with their respective membership percentages.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement between Emergent Fidelity Technologies Ltd. and Samuel Benjamin Bankman-Fried.

2	Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2022
Emergent Fidelity Technologies Ltd.

	By:	/s/Samuel Benjamin Bankman-Fried
		Name:	Samuel Benjamin Bankman-Fried
		Title:	Director

Samuel Benjamin Bankman-Fried

	By:	/s/Samuel Benjamin Bankman-Fried

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement between Emergent Fidelity Technologies Ltd. and Samuel Benjamin Bankman-Fried.

2	Transactions in the Shares effected in the past 60 days.